Term sheet
To prospectus dated November 21, 2008,
prospectus supplement dated November 21, 2008 and
product supplement no. 146-A-I dated November 24, 2008

Term Sheet to
Product Supplement No. 146-A-I
Registration Statement No. 333-155535
Dated January 20, 2010; Rule 433

JPMorgan Chase & Co.

Structured Investments

$
Return Notes Linked to the Performance of a Weighted Basket of Four Currencies Relative to the U.S. Dollar due April 27, 2010

General

- The notes are designed for investors who seek uncapped and unleveraged exposure to the appreciation of a weighted basket of four currencies relative to the U.S. dollar over the term of the notes, **without upside return enhancement or any downside protection.** Investors should be willing to forgo interest payments, and, if the Basket depreciates, be willing to lose some or all of their principal. **Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- Senior unsecured obligations of JPMorgan Chase & Co. maturing April 27, 2010*
- Minimum denominations of $1,000 and integral multiples thereof
- **The terms of the notes as set forth in "Key Terms" below, to the extent they differ from or conflict with those set forth in the accompanying product supplement no. 146-A-I, supersede the terms set forth in product supplement no. 146-A-I. In particular, your payment at maturity will be determined in accordance with "Description of Notes — Payment at Maturity — Notes that are Bullish on the Reference Currencies relative to the Base Currency and without a buffer" in the accompanying product supplement no. 146-A-I, but with an upside leverage factor of one (1) and without any Maximum Total Return. Accordingly your payment at maturity will be determined solely by reference to the performance of the Basket, without any upside return enhancement or any downside protection.**
- The notes are expected to price on or about January 22, 2010 and are expected to settle on or about January 27, 2010.

Key Terms

Basket: A weighted basket of four currencies (each a "Reference Currency," and together, the "Reference Currencies") that measures the performance of the Reference Currencies relative to the U.S. dollar (the "Basket").

Reference Currency Weights: The following table sets forth the Reference Currencies, the Starting Spot Rate† for each Reference Currency, the applicable Reuters Page and the weighting of each Reference Currency:

Reference Currency	Starting Spot Rate†	Reuters Page	Percentage Weight of Basket
South Korean won (KRW)		KFTC18	43.6508%
New Taiwan dollar (TWD)		TAIFX1	28.5714%
South African rand (ZAR)		ECB37=(EUR/USD)/(EUR/ZAR)	13.8889%
Indian rupee (INR)		RBIB	13.8889%

† The Starting Spot Rate for each Reference Currency will be equal to one divided by the amount of such Reference Currency per U.S. dollar determined by the calculation agent in good faith and in a commercially reasonable manner on the pricing date taking into account the quotient of one divided by the intra-day rates displayed on the applicable Reuters page for the applicable Reference Currency or such exchange rate for the applicable Reference Currency determined by reference to certain intra-day trades. For information about the risks related to this discretion, see "Selected Risk Considerations — Potential Conflicts" on page TS-3 of this term sheet.

Base Currency: The U.S. dollar

Upside Leverage Factor: One (1). **There is no upside return enhancement.**

Payment at Maturity: At maturity, you will receive a cash payment, for each $1,000 principal amount note, that will be calculated as follows:

$1,000 + ($1,000 x Basket Return)

If the Ending Basket Level declines from the Starting Basket Level, you lose 1% of the principal amount of your notes for every 1% that the Basket declines beyond the Starting Basket Level.

You will lose some or all of your investment at maturity if the Ending Basket Level declines from the Starting Basket Level.

Basket Return:

$$\frac{\text{Ending Basket Level} - \text{Starting Basket Level}}{\text{Starting Basket Level}}$$

Starting Basket Level: Set equal to 100 on the pricing date, which is expected to be on or about January 22, 2010

Ending Basket Level: The Basket Closing Level on the Observation Date

Basket Closing Level: The Basket Closing Level on the Observation Date will be calculated as follows:

100 x [1 + (KRW Return * 43.6508%) + (TWD Return * 28.5714%) + (ZAR Return * 13.8889%) + (INR Return * 13.8889%)]

The KRW Return, TWD Return, INR Return and ZAR Return reflects the performance of the applicable Reference Currency relative to the U.S. dollar, calculated in terms of a fraction, the numerator of which is the Spot Rate of such Reference Currency on the Observation Date minus the Starting Spot Rate and the denominator of which is the Starting Spot Rate. With respect to the Reference Currencies (other than the South African rand), the Spot Rate of a Reference Currency on a given date that is expressed in terms of a number of U.S. dollars per one unit of Reference Currency and equal to one divided by the applicable rate reported by Reuters Group PLC on (a) for the KRW Return, Reuters page KFTC18, (b) for the TWD Return, Reuters page TAIFX1 and (c) for the INR Return, Reuters page RBIB, each at approximately 6:00 p.m., New York City time on such date of determination. With respect to the South African rand, the Spot Rate of a Reference Currency on a given date is expressed as one divided by a fraction, the numerator of which is a number of European Union euros per one U.S. dollar as reported by Reuters Group PLC on page ECB37 and the denominator of which is a number of European Union euros per South African rand as reported by Reuters Group PLC on page ECB37, at approximately 6:00 p.m., New York City time, on such date.

For additional information, see "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 146-A-I.

Observation Date: April 22, 2010*

Maturity Date: April 27, 2010*

CUSIP: 48124AFN2

* Subject to postponement as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 146-A-I.

Investing in the Return Notes involves a number of risks. See "Risk Factors" beginning on page PS-13 of the accompanying product supplement no. 146-A-I and "Selected Risk Considerations" beginning on page TS-2 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 146-A-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (1)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1) The price to the public and fees and commissions include the expected cost of hedging our obligations under the notes through one or more of our affiliates. This hedging cost includes the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of 0.20% per $1,000 principal amount note. For additional related information, please see "Use of Proceeds" beginning on page 24 of product supplement no. 146-A-I.

The agent for this offering, JPMSI, is an affiliate of ours. See "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page of this term sheet.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

January 20, 2010

Additional Terms Specific to the Notes

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 146-A-I dated November 24, 2008. **This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 146-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 146-A-I dated November 24, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000119312508242312/d424b21.pdf
- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf
- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Additional Key Terms

- **CURRENCY BUSINESS DAY** — A "currency business day," with respect to each Reference Currency, means a day on which (a) The City of New York and the principal financial center for such Reference Currency (Seoul, South Korea, with respect to the South Korean won; Taipei, Taiwan, with respect to the New Taiwan dollar; Cape Town, South Africa, with respect to the South African rand and Mumbai, India, with respect to the Indian rupee) are open for dealings in foreign exchange and (b) banking institutions in The City of New York and such principal financial center for such Reference Currency are not otherwise authorized or required by law, regulation or executive order to close.

Selected Purchase Considerations

- **UNCAPPED AND UNLEVERAGED APPRECIATION POTENTIAL** — The notes provide uncapped and unleveraged exposure to the performance of the Basket, without upside return enhancement or any downside protection. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **DIVERSIFICATION AMONG THE BASKET CURRENCIES** — The return on the notes is linked to the performance of a basket of global emerging markets currencies, which we refer to as the Reference Currencies, relative to the U.S. dollar, and will enable you to participate in potential increases in the value of the Reference Currencies, relative to the U.S. dollar, during the term of the notes. The Basket derives its value from an unequally weighted group of currencies consisting of the South Korean won, the New Taiwan dollar, the South African rand and the Indian rupee.

- **TAX TREATMENT** — The tax consequences of an investment in the notes are unclear, there is no direct legal authority as to the proper U.S. federal income tax characterization of the notes, and we do not intend to request a ruling from the Internal Revenue Service (the "IRS") regarding the notes. In particular, based on the facts of this offering, it is not clear whether the notes will be treated as indebtedness or as "open transactions" for U.S. tax purposes. Notwithstanding these uncertainties, and notwithstanding the discussion in the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 146-A-I, based on the facts of this offering, we intend to treat the notes as one or more short-term debt instruments that provide for no interest payments, and to treat all gain or loss on the notes as ordinary foreign currency gain or loss. Although the consequences of this treatment are not certain, among other things cash-method holders might be required to defer deductions with respect to any interest paid on indebtedness incurred to purchase or carry the notes until they dispose of the notes in a taxable transaction. You may be subject to special reporting requirements if any loss exceeds certain thresholds. You should consult your tax adviser regarding these requirements, as well as the possibility that a note could be treated as multiple short-term debt instruments, which could affect the amount(s) of such loss(es).

  Due to the absence of authorities that directly address the proper characterization of the notes and because we are not requesting a ruling from the IRS with respect to the notes, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment of the notes described above. For example, the notes could be treated as "open transactions," as described in product supplement no. 146-A-I.

  In addition, in December 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, which might include the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; and the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Currencies or any contracts related to the Reference Currencies. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 146-A-I dated November 24, 2008.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal at maturity. The return on the notes is linked to the performance of the Basket, and will depend on whether, and the extent to which, the Basket Return is positive. Any positive Basket Return will depend on the aggregate performance of the Reference Currencies relative to the U.S. dollar. Your investment will be fully exposed to any decline in the Ending Basket Level, as compared to the Starting Basket Level.

- **THE NOTES MIGHT NOT PAY AS MUCH AS AN INVESTMENT IN THE INDIVIDUAL BASKET CURRENCIES** — You may receive a lower payment at maturity than you would have received if you had invested in the Reference Currencies individually, a combination of Reference Currencies or contracts related to the Reference Currencies for which there is an active secondary market.

- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity, if any, described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **THE CURRENT GLOBAL FINANCIAL CRISIS CAN BE EXPECTED TO HEIGHTEN CURRENCY EXCHANGE RISKS** — In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of the crisis than others with sudden and severely adverse consequences to the currencies of those regions. In addition, governments around the world, including the United States government and governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies. Such interventions affect currency exchange rates globally and, in particular, the value of the Reference Currencies relative to the U.S. dollar. Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the value of the notes and your return on your investment in the notes at maturity.

- **THE REFERENCES CURRENCIES ARE NOT EQUALLY WEIGHTED** — The Reference Currencies are unequally weighted. Accordingly, performances by the Reference Currencies with higher weightings will influence the Ending Basket Level and, therefore, the Basket Return, to a greater degree than the performances of the Reference Currencies with lower weightings. If one or more of the Reference Currencies with higher weightings perform poorly, that poor performance could negate or diminish the effect on the Ending Basket Level of any positive performance by the lower weighted Reference Currencies.

- **CHANGES IN THE VALUE OF THE UNEQUALLY WEIGHTED REFERENCE CURRENCIES MAY OFFSET EACH OTHER** — Because the performance of the Basket is determined by the performance of the South Korean won, the New Taiwan dollar, the South African rand and the Indian rupee relative to the U.S. dollar, your notes will be exposed to currency exchange rate risk with respect to South Korea, Taiwan, South Africa, India and the United States. Movements in the exchange rates of the Reference Currencies may not correlate with each other. At a time when the exchange rates of one of the Reference Currencies relative to the U.S. dollar increases, the exchange rate of one or more of the other Reference Currencies relative to the U.S. dollar may not increase as much or may decline. Therefore, in calculating the Ending Basket Level, increases in the exchange rates of one or more of the Reference Currencies may be moderated, or more than offset, by lesser increases or decreases in the exchange rates of the remaining Reference Currencies. For example, in calculating the Ending Basket Level, an increase in the Spot Rate of the South Korean won may be moderated, or more than offset by, lesser increases or declines in the Spot Rate of the Indian rupee.

- **THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK** — Foreign currency exchange rates vary over time, and may vary considerably during the term of the notes. The value of a Reference Currency or the U.S. dollar is at any moment a result of the supply and demand for that currency. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the Reference Currency's countries, the United States, and economic and political developments in other relevant countries.

Of particular importance to potential currency exchange risk are:

- existing and expected rates of inflation;
- existing and expected interest rate levels;
- the balance of payments in South Korea, Taiwan, South Africa, India and the United States and between each country and its major trading partners; and
- the extent of governmental surplus or deficit in South Korea, Taiwan, South Africa, India and the United States.

All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by South Korea, Taiwan, South Africa, India, the United States and those of other countries important to international trade and finance.

- **GOVERNMENTAL INTERVENTION COULD MATERIALLY AND ADVERSELY AFFECT THE VALUE OF THE NOTES** — Foreign exchange rates can be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government or left to float freely. Governments, including those issuing the Reference Currencies and the United States, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the notes is that their trading value and amount payable could be affected by the actions of sovereign governments, fluctuations in response to other market forces and the movement of currencies across borders.

- **CONSISTING ENTIRELY OF EMERGING MARKETS CURRENCIES, THE BASKET IS SUBJECT TO AN INCREASED RISK OF SIGNIFICANT ADVERSE FLUCTUATIONS** — The notes are linked to the performance of a Basket consisting solely of emerging markets currencies. There is an increased risk of significant adverse fluctuations in the performance of the Reference Currencies as the Basket consists entirely of currencies of less developed and less stable economies without a stabilizing component that could be provided by one of the major currencies. Currencies of emerging economies are often subject to more frequent and larger central bank interventions than the currencies of developed countries and are also more likely to be affected by drastic changes in monetary or exchange rate policies of the relevant country, which may negatively affect the value of the notes.

- **EVEN THOUGH THE REFERENCE CURRENCIES TRADE AROUND-THE-CLOCK, THE NOTES WILL NOT** — Because the inter-bank market in foreign currencies is a global, around-the-clock market, the hours of trading for the notes, if any, will not conform to the hours during which the Reference Currencies are traded. Consequently, significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the notes. Additionally, there is no systematic reporting of last-sale information for foreign currencies which, combined with the limited availability of quotations to individual investors, may make it difficult for many investors to obtain timely and accurate data regarding the state of the underlying foreign exchange markets.

- **NO INTEREST PAYMENTS** — As a holder of the notes, you will not receive interest payments.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. For example, one of JPMSI's duties as calculation agent involves determining the Starting Spot Rate in the manner set forth on the cover page of this term sheet. The Starting Spot Rate may vary, and may vary significantly, from the rates displayed in publicly available sources at any time on the pricing date. If the calculation agent determines that the Starting Spot Rate for each of the Reference Currencies exceeds that reflected in the publicly available information, such Reference Currencies must achieve a higher level for you to receive more than the principal amount of your notes at maturity. JPMSI will not have any obligation to consider your interests as a holder of the notes in making this determination.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Basket on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility in the Reference Currencies and the U.S. dollar;
  - the time to maturity of the notes;
  - interest and yield rates in the market generally as well as in each of the Reference Currencies' countries and in the United States;
  - the exchange rate and the volatility of the exchange rate of each of the Reference Currencies;
  - changes in correlation between the Reference Currency exchange rates;
  - suspension or disruption of market trading in any or all of the Reference Currencies or the U.S. dollar;
  - a variety of economic, financial, political, regulatory or judicial events; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Payment at Maturity on the Notes, Assuming a Range of Performances for the Basket?

The table and examples below illustrate the hypothetical total return at maturity of the notes. The "total return" as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual payment at maturity applicable to a purchaser of the notes. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table, graph and examples below have been rounded for ease of analysis.

Ending Basket Level	Basket Return	Total Return
180	80%	80%
170	70%	70%
160	60%	60%
150	50%	50%
140	40%	40%
130	30%	30%
120	20%	20%
110	10%	10%
105	5%	5%
100	**0%**	**0%**
90	-10%	-10%
80	-20%	-20%
70	-30%	-30%
60	-40%	-40%
50	-50%	-50%
40	-60%	-60%
30	-70%	-70%
20	-80%	-80%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 120.

Because the Ending Basket Level of 120 is greater than the Starting Basket Level of 100, your payment at maturity is equal to $1,200 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (120\text{-}100)/100] = \$1,200$$

Example 2: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 60.

Because the Ending Basket Level of 60 is lower than the Starting Basket Level of 100, your payment at maturity per $1,000 principal amount note is $600 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (60\text{-}100)/100] = \$600$$

Historical Information

The first four graphs below show the historical weekly performance of each Reference Currency expressed in terms of the conventional market quotation (in each case the amount of the applicable Reference Currency that can be exchanged for one U.S. dollar, which we refer to in this term sheet as the exchange rate), as shown on Bloomberg Financial Markets at approximately 5:00 p.m., New York City time, from January 7, 2005 through January 15, 2010. The exchange rates of the South Korean won, the New Taiwan dollar, the South African rand and the Indian rupee, at approximately 4:00 p.m., New York City time, on January 19, 2010, as shown on Bloomberg Financial Markets, were 1127.3000, 31.7800, 7.4025 and 45.8050, respectively.

The exchange rates displayed in the graphs below are for illustrative purposes only and do not form part of the calculation of the Basket Return. **The value of the Basket, and thus the Basket Return, increases when the individual Reference Currencies appreciate in value against the U.S. dollar.** Therefore, the Basket Return is calculated using Spot Rates for each currency expressed as one divided by the amount of Reference Currency per one U.S. dollar, which is the inverse of the conventional market quotation for each Reference Currency set forth in the first four graphs on the following page.

The last graph on the following page shows the weekly performance of the Basket from January 7, 2005 through January 15, 2010, assuming that the Basket Closing Level on January 7, 2005 was 100, that each Reference Currency had the weighting specified on the front cover of this term sheet and that the spot rates of each Reference Currency at approximately 5:00 p.m., New York City time, on the relevant dates were the Spot Rates on such dates. The spot rates and the historical weekly Basket performance data in such graph were determined by dividing one by the rates reported by Bloomberg Financial Markets at approximately 5:00 p.m., New York City time, on the relevant dates and may not be indicative of the Basket performance using the Spot Rates of the Reference Currencies at approximately 6:00 p.m., New York City time, that would be derived from the applicable Reuters page.











JPMorgan Structured Investments —
Return Notes Linked to the Performance of a Weighted Basket of Four Currencies Relative to the U.S. Dollar

TS- 5

The Spot Rates of the South Korean won, the New Taiwan dollar, the South African rand and the Indian rupee, at approximately 11:00 a.m., New York City time, on January 19, 2010, were 0.00089, 0.03147, 0.13455 and 0.02192, respectively, calculated in the manner set forth under "Key Terms — Basket Closing Level" on the cover of this term sheet (except that the Spot Rates were determined at approximately 11:00 a.m., New York City time, instead of 6:00 p.m., New York City time).

We obtained the data needed to construct the graph which displays the weekly performance of the Basket from Bloomberg Financial Markets, and we obtained the exchange rates and the denominators used to calculate the Spot Rates from Reuters Group PLC. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets or Reuters Group PLC. The historical performance of each Reference Currency and the Basket should not be taken as an indication of future performance, and no assurance can be given as to the Spot Rate of any of the Reference Currencies on the pricing date or the Observation Date. We cannot give you assurance that the performance of the Basket will result in the return of more than the principal amount of your notes.

Supplemental Plan of Distribution (Conflicts of Interest)

We own, directly or indirectly, all of the outstanding equity securities of JPMSI, the agent for this offering. The net proceeds received from the sale of the notes will be used, in part, by JPMSI or one of its affiliates in connection with hedging our obligation under the notes. In accordance with NASD Rule 2720, JPMSI may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.